From VEON CEO: Key Developments Update for Investors and Partners Amsterdam, 10 June 2022 – Today the Chief Executive Officer of VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides mobile connectivity and services, updated the Company’s stakeholders on key financial and business developments. In his letter, VEON’s CEO Kaan Terzioğlu wrote: Dear VEON stakeholder, I am pleased to update you on our latest achievements in key areas of interest for VEON Group. Since my last letter we have closed several important transactions and we are driving several others towards completion, while the operating performance of our companies remains healthy. As a global operator providing digital services to almost 220 million people across eight countries, VEON (NASDAQ: VEON, Euronext Amsterdam: VEON) continues to attract international investors such as EXOR Capital (UK), Shah Capital (US), Kopernik Global Investors (US) and PIMCO (US), who recently increased their holdings of our shares, according to the latest public filings. I would like to express my appreciation for your continued trust in VEON. Liquidity, capital structure and M&A This week we announced the successful closing of the sale of our Georgian operations to our former local partner, delivering proceeds of USD 45 million, equivalent to 3.5 times 2021 EBITDA (pre-IFRS 16). This is another step in strengthening our focus on high- growth markets with a critical mass of users, streamlining our Group operations to create long-term value for customers, partners and shareholders. Beeline Georgia is a leader in terms of 4G penetration and digital services, thanks to its successful execution of VEON’s digital operator strategy. The local management team and the new Georgian shareholder are committed to the successful development of the company and to supporting the digital transformation of the country. Another important focus area for VEON recently has been liquidity management and we have increased our Group’s total cash and deposits to approximately USD 2.4 billion, including USD 1.8 billion equivalent of USD- and EUR-denominated cash and deposits held by the headquarters in Amsterdam. This was achieved after we further enhanced VEON Group’s cash position by increasing our current revolving credit facility utilization to USD 973 million, as announced on 25 May 2022. As stated previously, we do not have any material debt maturing in 2022. In addition to HQ-level liquidity, the self-sufficient nature of our operating companies in terms of financing was again highlighted recently. Jazz in Pakistan and Banglalink in Bangladesh have successfully raised local long-term funding to cover their spectrum requirements, with 10-year PKR 40 billion (c. USD 222 million) and 5-year BDT 12 billion (c. USD 135 million) loans, respectively. We have also made material progress in the simplification of our capital structure. As communicated on 21 April 2022, a total of RUB 90 billion in loans were novated to PJSC VimpelCom, with the former borrower (VEON Finance Ireland) and the former guarantor (VEON Holdings BV) having been released. This transaction aligned ruble liabilities with ruble revenues and reduced HQ external debt. We are also working on rationalizing VEON Group’s ownership structure of Beeline Kazakhstan. The next important step in portfolio management is now the pending completion of the put option for Djezzy in Algeria for USD 682 million, as disclosed in our 1Q22 trading update on 28 April 2022. This will both better streamline our operations and further improve our cash position. Supporting connectivity across our markets Today the humanitarian need for connectivity is as important as other basic needs such as food, water, shelter and health care. In fact, connectivity is often a crucial lifeline for each one of us, as we rely on telecommunications networks to secure basic needs, stay connected with loved ones, access reliable information and use key digital services. In Ukraine, the Kyivstar team continues to make an extraordinary effort to keep the networks running despite the damage to towers and power supplies. Since the beginning of the conflict, more than 3,400 repairs of base stations have been performed, and some 26,500 meters of broken fiber-optics have been replaced. More than 90% of Kyivstar’s network is still operational. We have added 100 new base stations across the Western part of the country and upgraded hundreds more with the latest technologies to enable uninterrupted communications. Growth across our footprint driven by the digital operator model The latest available data shows that our double and multiplay 4G subscribers reached 35% of the Group’s monthly active customer base. This supported continued high single-

digit local currency year-on-year growth in the Group’s service revenues, both in April and May. In Pakistan, Jazz continues to perform strongly, enabled by growth in 4G customer base. As of May, it serves 50% of its customer base with 4G connectivity. With its 4G offering, Jazz continues to lead the market in terms of both revenue and customer base growth. In Bangladesh, our planned additional network coverage is expanding fast. The positive impact of this was already evident in Q1 as Banglalink recorded 8.6% year-on-year revenue growth. This performance has further accelerated: Banglalink’s topline grew at a double-digit year-on-year pace in both April and May, driven by the 45% increase in its double and multiplay 4G customers. Beeline Kazakhstan is heading toward its sixth consecutive quarter of double-digit topline growth, powered by the highest customer base 4G penetration among our larger operations. Over 66% of Beeline Kazakhstan’s customers are now 4G users, bringing it closer to the 70% 4G penetration ambition that we set out at our Investor Day in December 2021. I had the opportunity this week to personally reiterate our commitment to support the Government’s priorities for mobile communications, internet coverage and digital transformation, along with its long-term ambition of achieving net zero CO2 emissions, at a plenary session of the Foreign Investors’ Council in Kazakhstan, attended by key members of the Government and chaired by the country’s President Kassym- Jomart Tokayev. I spent a couple of days with the Group management team in Uzbekistan at the beginning of May, witnessing first-hand the Beeline team’s excellent work in building a success story. Beeline’s robust double-digit performance continued during April and May, driven by increasing customer satisfaction, which we see in NPS and market share performance, and an impressive, sustained 4G growth. Beeline has also recently launched new bundles, to which nearly 1.2 million customers signed up in the first few months, including more than half a million customers with digital-enabled offers. In Algeria, as we near completion of the sale of Djezzy, we have been building on five consecutive quarters of growth, welcoming the recent addition of 2300 MHz band spectrum and committing around USD 20 million in additional capex to rapidly deliver increased 4G performance in densely populated urban areas. 2022 AGM to convene on 29 June As announced on 25 May 2022, the VEON Board of Directors has set the Company’s Annual General Meeting of Shareholders for 29 June 2022. The Board has recommended

11 Directors. Eight of the nominees – Hans-Holger Albrecht, Yaroslav Glazunov, Andrei Gusev, Gunnar Holt, Karen Linehan, Irene Shvakman, Vasily Sidorov and Michiel Soeting – currently sit on the Board, while the remaining three – Augie Fabela, Stan Miller and Morten Lundal – are new candidates. We invite all our shareholders to participate in the forthcoming AGM, which will be held in virtual form. I speak for all of the management team when I say that I look forward to working with the incoming Board, benefiting from their wealth of operational, financial and governance experience. We welcome your questions Should you have any questions on the topics covered in this letter, or other matters related to VEON Group, please do contact our IR team via ir@veon.com. Thank you for your continued trust and support for our company. Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding the sufficiency of VEON’s liquidity to meet its obligations, the impact of further sanctions imposed by the European Union, the United States or the United Kingdom, the safety of our employees and customers, the continued development of our business operations and continued engagement with our stakeholders. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com Contact Information VEON Investor Relations Nik Kershaw ir@veon.com